SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Explanatory Note

This Amendment No. 1 on Form 6-K/A (the "Amendment") is being furnished solely for the purpose of correcting a typographical error in the proxy card for use in connection with the Registrant’s 2010 Annual General Meeting of Shareholders furnished on Form 6-K to the Securities and Exchange Commission (the "Commission") on November 18, 2010.

Attached hereto and incorporated by reference is an amended proxy card for use in connection with the Registrant’s 2010 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: November 22, 2010

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
 GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on November 23, 2010 at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Wednesday, December 29, 2010, at 10 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed.  To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposal No. 4, 5 and 7 through 9) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company's board of directors of four (4) directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Alex Hilman to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Dana Tamir-Tavor to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Danny Lustiger to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2010 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 3:

Ratification and approval of the Company's insurance policies concerning insurance of directors’ and officers' liability, including as directors and officers of the company's subsidiaries.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 4:

Approval of an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the Company's controlling shareholder;

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 4? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4.)

YES ☐	NO ☐

Proposal 5:

Approval of a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan;

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 5? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)

YES ☐	NO ☐

Proposal 6:

Approval of a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the company, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 7:

Approval of a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 7? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 7.)

YES ☐	NO ☐

Proposal 8:

Election of Mr. Chaim Labenski as an external director of the Company for a three-year term commencing on December 20, 2010 and to approve the compensation terms of Mr. Labenski as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 8.)

YES ☐	NO ☐

Proposal 9:

Re-election of Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2011 and to approve the compensation terms of Ms. Garti-Seroussi as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 9.)

YES ☐	NO ☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2010

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.